Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter 30 June 2022 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended
Sl. No	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Revenues	52,154	54,368	49,194	214,391
2	Cost of revenues	26,148	25,625	23,495	100,551
3	Gross profit (1 - 2)	26,006	28,743	25,699	113,840
4	Selling, general and administrative expenses	15,493	15,674	15,045	62,081
5	Research and development expenses	4,325	4,326	4,534	17,482
6	Impairment of non-current assets	-	7,515	-	7,562
7	Other income, net	(6,024)	(291)	(487)	(2,761)
	Total operating expenses	13,794	27,224	19,092	84,364
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	12,212	1,519	6,607	29,476
	Finance income	2,696	1,175	845	3,077
	Finance expense	(347)	(316)	(193)	(958)
9	Finance income, net	2,349	859	652	2,119
10	Share of profit of equity accounted investees, net of tax	94	105	166	703
11	Profit before tax (8 + 9 + 10)	14,655	2,483	7,425	32,298
12	Tax expense/(benefit), net	2,779	1,608	1,717	8,730
13	Profit for the period/year (11 -12)	11,876	875	5,708	23,568
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	71.56	5.28	34.44	142.08
	Diluted earnings per share of Rs.5/- each	71.40	5.26	34.34	141.69
		(Not annualised)	(Not annualised)	(Not annualised)

Segment information	All amounts in Indian Rupees millions

		Quarter ended
Sl. No.	Particulars	30.06.2022	31.03.2022	30.06.2021	31.03.2022
		(Unaudited)	(Audited)	(Unaudited)	(Audited)

1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	8,133	9,256	8,862	36,995
	b) Global Generics	44,324	46,118	41,113	179,170
	c) Others	740	693	541	4,481
	Total	53,197	56,067	50,516	220,646
	Less: Inter-segment revenues	1,043	1,699	1,322	6,255
	Net revenues	52,154	54,368	49,194	214,391

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,110	1,387	1,630	6,821
	b) Global Generics	24,399	26,830	23,719	103,270
	c) Others	497	526	350	3,749
	Total	26,006	28,743	25,699	113,840
	Less: Selling and other un-allocable expenditure, net of other income	11,351	26,260	18,274	81,542
	Total profit before tax	14,655	2,483	7,425	32,298

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Revenues for the quarter ended 30 June 2022 includes:

a) Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

b) Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited.

These transactions pertain to Company’s Global Generics segment.

3	On 23 June 2022, the Company entered into a settlement agreement with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc. Pursuant to the agreement, the Company will receive payments totaling U.S.$ 72 million by 31 March 2024. The said agreement resolves all claims between the parties relating to the Company’s generic buprenorphine and naloxone sublingual film including Indivior’s and Aquestive’s patent infringement allegations and the Company’s antitrust counterclaims. On 28 June 2022 the U.S. Court dismissed all claims and counterclaims pending in the case with prejudice, pursuant to a joint stipulation of dismissal filed by the parties. The Company recognised the present value of the amount receivable at Rs.5,638 million (U.S.$ 71.39 million discounted to present value) on the date of the settlement as ‘Other income, net’ in the consolidated financial results of the Company. The aforesaid transaction pertain to Company’s Global Generics segment.

4	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy’s Holding Limited into Dr. Reddy’s Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’). Consequently, Dr. Reddy’s Holding Limited has been merged with the Company.

5	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IFRS 8, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

6	Revenues for the year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company’s anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited;

c) Rs. 1,084 million towards sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc.

The aforesaid transactions pertain to Company’s Global Generics and Others segment.

7	During the quarter and year ended 31 March 2022, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Others segment. The changes include, decrease in the market potential of products, increased competition leading to lower volumes, and revenues not being in line with projections. Due to these adverse market developments, the Company recorded an impairment loss of Rs. 7,562 million on various non-current assets. The said impairment loss includes:

a) Rs. 4,337 million relating to PPC-06 (Tepilamide Fumarate Extended Release Tablets) in-process research and development asset;
b) Rs. 3,051 million pertaining to Shreveport Cash Generating Unit (“CGU”) comprising of Property, plant and equipment and Goodwill;
c) Rs. 174 million relating to other intangible assets.

8	On 3 February 2022, the Company entered into an agreement with Nimbus Health GmbH to acquire 100% of its share capital along with the existing employees for an upfront payment of Rs. 421 million (EUR 5 million) plus performance and milestone-based earn-outs over the next four years. The Company completed the acquisition effective as of 24 February 2022. During the quarter ended 30 June 2022, the Company completed the purchase price allocation and recognised Rs. 161 million and Rs. 260 million towards the fair value of assets acquired and goodwill, respectively. The acquisition pertains to the Company’s Global Generic segment.

9	Included in “Selling, general and administrative expenses” for the quarter ended 31 March 2022 is Rs. 983 million towards settlement of an ongoing Civil Investigative Demand (“CID”) matter with the State of Texas.

10	Included in “Other income, net” for the year ended 31 March 2022, is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Others segment.

11	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 6 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.
The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous year. The Company also made a presentation to SEC and DOJ in relation to its Global Compliance Framework including the ongoing enhancement initiatives during the three months ended June 30, 2022. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, including civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

12	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

13	The Company considered the uncertainties relating to the COVID-19 pandemic and military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

14	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 28 July 2022.

15	The figures of the quarter ended 31 March 2022 are the balancing number between audited figures in respect of the full financial year and the published unaudited year to date figures up to the third quarter of the relevant financial year, which are subject to limited review.

16	The results for the quarter ended 30 June 2022 were subject to a “Limited Review” by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 28 July 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director